Exhibit 12.1

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

(unaudited)

	Fiscal years ended
	February 23, 2008	February 25, 2007	February 26, 2006	February 28, 2005	February 22, 2004
Earnings before income taxes	$977	$747	$329	$601	$455
Net over (under) distributed earnings of less than fifty percent owned affiliates	1	5	12	3	(16)
Interest expense	725	600	139	138	166
Interest on operating leases	184	155	48	44	44

Earnings	$1,887	$1,507	$528	$786	$649

Fixed charges	$909	$755	$187	$183	$210

Ratio of earnings to fixed charges	2.08	2.00	2.82	4.30	3.09